Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at Glusman & Co. Law offices, “Hashahar Tower”, 30th floor, 4 Ariel Sharon St., Givatayim 5320045, Israel, on Thursday, July 19, 2018, at 10:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2017;

2.	To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their remuneration;

3.	To consider and act upon a proposal to re-elect the following currently serving directors of the Company: Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Mr. Amit Dror, Mr. Avraham Nachmias, Mr. Avi Reichental and Mr. Eliyahu Yoresh, to hold office as director for an additional term, commencing on the date of the Meeting until the next annual general meeting of shareholders;

The Board of Directors recommends that a vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on June 18, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. Proposal 1 does not require a shareholder vote.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of the American Depositary Shares (“ADS”). By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than July 19, 2018, at 6:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than July 19, 2018, at 6:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 4760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Avi Reichental

Chairman of the Board of Directors

June 14, 2018

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NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 19, 2018

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, July 19, 2018, at 10:00 a.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.1 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Thursday, July 26, 2018, at 10:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

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DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2017 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s financial statements for the year ended December 31, 2017, to the Company’s shareholders. The financial statements are available on the Company’s website at the following address:
http://investors.nano-di.com/sec-filings

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2017.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their remuneration.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their remuneration.”

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends that a vote FOR on the above proposal.

PROPOSAL 2

RE-ELECTION OF DIRECTORS

The Board of Directors has nominated Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Mr. Amit Dror, Mr. Avraham Nachmias, Mr. Avi Reichental and Mr. Eliyahu Yoresh for re-appointment as directors to serve for an additional term commencing on the date of the Meeting until the next annual general meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

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As required by the Israeli Companies Law and the regulations promulgated thereunder, each director candidate has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the Israeli Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

All director candidates will continue to be party to that certain indemnification agreement and exemption agreement with the Company in the forms of indemnification letter and exemption letter previously approved by the shareholders on December 26, 2016, or an indemnification or exemption letter as approved by the shareholders from time to time, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

In addition, for their services as a member of the Company’s Board of Directors, all directors shall be entitled to the “Fixed Amount” remuneration as set forth in the Companies Regulations (Rules regarding Remuneration and Expenses of an Outside Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

Biographical information about each of the candidates is provided below.

Mr. Simon Anthony-Fried

Mr. Simon Fried has served as our Chief Business Officer and a director since August 2014. In January 2018 Mr. Fried relocated to California, and was appointed as the President of our wholly-owned subsidiary, Nano Dimension USA Inc. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Mr. Ofir Baharav

Mr. Ofir Baharav has served on our Board of Directors since November 2015. Mr. Baharav is currently a partner in Stratus Venture Group. Mr. Baharav is a seasoned global executive with extensive experience in the United States, Israel, Japan, Europe and China. He has held executive and board level management positions in private and public high-tech companies that operate Internet, semiconductors, 3D printing and security businesses. Mr. Baharav was the Vice President, Products of Stratasys from 2014 to 2015, the Founder and Chief Executive Officer of XJet Solar from 2007 to 2014, Executive Vice President, Products of Credence among other roles, (Nasdaq: CMOS) from 2003 to 2007, President of Optonics 2001 to 2003 (sold to Credence), and Founder and President of RelayHealth Corporation (acquired by McKesson (Nasdaq: MCK)) from 1998 to 2001. Mr. Baharav serves on the boards of RealConnex, NRG Innovations and Breezer Cooling. Mr. Baharav holds an M.B.A from Warwick Business School UK.

Mr. Amit Dror

Mr. Amit Dror has served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

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Mr. Abraham Nahmias

Mr. Abraham Nahmias has served on our Board of Directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nahmias currently serves as a director in the following companies: Threecopper Ltd. (since 2010), Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014), Eviation aircraft Ltd. (since 2016), Trueleaf Ltd. (since 2016), Allevetix Ltd. (since 2016), and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Mr. Avi Reichental

Mr. Avi Reichental has served on our board of directors since April 2017, and as our co-Chairman since December 2017. Mr. Reichental has served as a general partner at OurCrowd First since August 2016. In 2015, Mr. Reichental founded XponentialWorks, Inc., and has served as its chairman and chief executive officer since that time. Prior to that, and from 2003 to 2015, Mr. Reichental served as 3D Systems Corp. (NYSE:DDD) president, chief executive officer and director. From 1981 to 2003, Mr. Reichental held senior executive leadership positions with Sealed Air Corp. (NYSE:SEE). Since 2015, Mr. Reichental has served as a director of Harman International Industries Inc. (NYSE: HAR). Mr. Reichental is also founder and chairman of Centaur, ElasticMedia, Nexa3D. Mr. Reichental is part of Singularity University’s core faculty, serves as a Trustee of Cooper-Hewitt Smithsonian’s Design Museum and is a member of the XPRIZE Innovation Board. Mr. Reichental served on the board of Harman until its successful sale to Samsung. Mr. Reichental is an active inventor and has co-invented 35 patents. Mr. Reichental is also a Vice Chairman of Techniplas.

Mr. Eli Yoresh

Mr. Eli Yoresh has served on our Board of Directors since April 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Foresight Autonomous Holdings Ltd. (TASE: FRST). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Simon Anthony-Fried, Mr.Ofir Baharav, Mr. Amit Dror, Mr. Avraham Nachmias, Mr. Avi Reichental, and Mr. Eliyahu Yoresh as directors of the Company until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and approve their remuneration terms”.

The election of each director shall be voted separately.

The appointment of all director candidates, as mention above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

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Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”.) Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 14, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 14, 2018, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

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NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Amit Dror, Chief Executive Officer, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company’s counsels (Glusman & Co.) at “Hashahar Tower”, 30th floor, 4 Ariel Sharon St., Givatayim 5320045, Israel, on July 19, 2018, at 10:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

July 19, 2018

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Somekh Chaikin (a member of KPMG Global) as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their remuneration.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To re-elect six (6) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and approve their remuneration terms:

a.	To re-elect Mr. Simon Anthony-Fried to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Mr. Ofir Baharav to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Mr. Amit Dror to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Mr. Avraham Nachmias to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Mr. Avi Reichental to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	To re-elect Mr. Eliyahu Yoresh to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

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In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2018
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2018
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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